

April 6, 2011

By U.S. Mail and facsimile 972-404-9997

Laurence Maguire
Chief Financial Officer
Blugrass Energy, Inc.
13465 Midway Road, Suite 322, LB 10
Dallas, TX 75244

Re: Blugrass Energy, Inc. ("the company")
        File No: 000-54035

Dear Mr. Maguire:

In your letter dated March 28, 2011, you requested that the staff waive the requirement to provide the inception to date cumulative financial data on an audited basis in the restated financial statements to be filed in an amendment to the company's June 30, 2010 Form 10-K. The PCAOB revoked the registration of one of the company's prior auditors Larry O'Donnell, CPA, PC ("O'Donnell") effective December 14, 2010. O'Donnell audited the company's June 30, 2009 financial statements. The company's new auditor will reaudit the June 30, 2009 financial statements to be included in the amended Form 10-K. The company effected a change in control transaction on February 23, 2011 and financial records of the company prior to June 30, 2009 are not available. It would be cost prohibitive and time consuming for the company to have its new auditor reaudit all of the prior years' cumulative financial data through June 30, 2010.

Based on the information provided, we will not object to your request. However, the company should continue to provide the cumulative data on an unaudited basis. The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant